TRUST FOR PROFESSIONAL MANAGERS

OPERATING EXPENSE LIMITATION AGREEMENT

PMC FUNDS

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 26th day of June, 2007, by and between Trust for Professional Managers, (the “Trust”), on behalf of the PMC Large Cap Growth Fund, the PMC Large Cap Value Fund, the PMC Small Cap Core Fund, the PMC International Equity Fund, the PMC Core Fixed Income Fund and the PMC Tax-Free Fixed Income Fund (each a “Fund,” collectively the “PMC Funds” or “Funds”), each a series of the Trust, and Envestnet Asset Management, Inc., the investment adviser to the Fund (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the PMC Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 26th day of June, 2007, (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of the Funds’ respective classes, if any, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of such Fund’s average annual net assets, listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to such Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of each Fund and each of its classes, if any, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective with respect to the Funds at the time the Funds commence operations pursuant to an effective amendment to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of three years from that date, unless sooner terminated by either of the parties hereto upon written notice to the other of not less than five days.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS on behalf of the PMC FUNDS	ENVESTNET ASSET MANAGEMENT, INC.

By: /s/ Joseph C. Neuberger	By: /s/ Brandon Thomas
Name: Joseph C. Neuberger	Name: Brandon Thomas
Title: President	Title: Chief Investment Officer

Appendix A

Series of Trust for Professional Managers --------------------------------------------------------------	Operating Expense Limit --------------------------------------

PMC Large Cap Growth Fund	1.40% of average net assets
PMC Large Cap Value Fund	1.40% of average net assets
PMC Small Cap Core Fund	1.50% of average net assets
PMC International Equity Fund	1.50% of average net assets
PMC Core Fixed Income Fund	1.00% of average net assets
PMC Tax-Free Fixed Income Fund	1.00% of average net assets